Banco BBVA Argentina S.A.
Av. Córdoba 111
(C1054AAA) Buenos Aires
Republic of Argentina

April 4, 2025

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:    Notice of disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Banco BBVA Argentina S.A. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the U.S. Securities and Exchange Commission on April 4, 2025. This disclosure can be found on pages 103 and 104 of the Annual Report on Form 20-F and is incorporated by reference herein.

Respectfully submitted,

BANCO BBVA ARGENTINA, S.A.
By:	/s/ Carmen Morillo Arroyo
Name:	Carmen Morillo Arroyo
Title:	Chief Financial Officer